

June 15, 2012

Via E-mail
Mr. Peter N. Kellogg
EVP and Chief Financial Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889

Re: **Merck & Co., Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 28, 2012
            File No. 001-06571

Dear Mr. Kellogg:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 1A. Risk Factors

The Company has experienced difficulties and delays in manufacturing of certain of its products, page 27

1. You disclose that you have experienced difficulties and delays in manufacturing certain products and are currently experiencing difficulty in manufacturing certain women's health products. Please provide us your analysis demonstrating why disclosure of the effects and expected effects of these difficulties and delays on financial position, results of operations and cash flows in MD&A is not required. Refer to Item 303(a)(1), (2) and (3)(i) and (ii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Income and Earnings per Common Share, page 60

2. Please provide us proposed disclosure to be included in future periodic reports that separately discusses the reasons for the changes in the amount of your earnings reported from foreign operations as compared to domestic operations.

Analysis of Liquidity and Capital Resources, page 69

3. Please provide us proposed disclosure to be included in future periodic reports of the amount of your cash and cash equivalents and separately your investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries, as "substantial majority" is vague and to differentiate between cash and investments.

Notes to Consolidated Financial Statements

2. Summary of Accounting Policies
Revenue Recognition, page 88

4. You indicate that your revenues are recorded net of time value of money discounts for customers for which collection of accounts receivable is expected to be in excess of one year. Please provide us an analysis and specific cite in the authoritative accounting literature that supports discounting. In addition, please walk us through an example showing the journal entries to initially record the sale and to subsequently collect amounts and accrete the discount that explains each amount recorded.

5. Acquisitions, Divestitures, Research Collaborations and License Agreements, page 97

5. You indicate that as part of the agreement with Fujifilm, you have committed to certain continued development and manufacturing activities with these two companies. Please tell us more information about the nature and extent of these obligations and your accounting treatment for them. Please tell what consideration was given to the application of ASC 605-25 to this agreement that has multiple deliverables (i.e. business, development services, and manufacturing services) in determining separate units of accounting and measuring and allocating the arrangement consideration.

17. Taxes on Income, page 137

6. Please provide us information that explains the relationship between the foreign operating pre-tax income and your foreign income tax expense. As part of your response, also tell us how the foreign rate differential is determined and identify the significant components of this item.

7. Please explain why IPR&D impairment charges, amortization of purchase accounting adjustments, arbitration settlement charge and restructuring are appropriately considered tax rate reconciling items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant